

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

January 26, 2015

<u>**Via E-Mail**</u>

Megan Gates, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.
One Financial Center
Boston, MA 02111

> **Re:**   **Amended Schedule 13E-3**
> **Filed January 14, 2015 by ChyronHego Corporation et. al.**
> **File No. 005-18273**
>
> **Revised Preliminary Schedule 14A**
> **Filed January 14, 2015**
> **File No. 001-09014**

Dear Ms. Gates:

We have reviewed your filings and have the following comments.

<u>Revised Preliminary Proxy Statement</u>

<u>Background of the Merger, page 12</u>

1.   We note your response to prior comment 15. Revise your disclosure further to describe the role of the special committee on October 28 and November 7 and 10, 2014.

<u>Reasons for the Merger, page 22</u>

2.   We reissue prior comment 24 as it relates to the special committee's adoption of Duff & Phelps's analyses and opinion and the related board's adoption of the special committee's analyses and opinions.

3.   We reissue prior comment 27. It continues to be unclear how comparing the stock price of the merged company (ChyronHego) to the stock price of one of the merged companies (Chyron) is relevant to the fairness of the going private transaction of the merged company. Please revise. Also, please revise to clarify that references to ChyronHego prior to the merger among Chyron and Hego are solely to the predecessor company Chyron. Apply this comment to the similar disclosure made by the Purchaser (page 35) and the Rollover Holders (page 37).

Megan Gates, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.
January 26, 2015
Page 2

Certain Projections, page 74

4.   We note your response to prior comment 44. Please tell us supplementally
         whether a reconciliation of EBITDA and Adjusted EBITDA for fiscal years 2018-
         2023 is not available without unreasonable efforts.

         Please direct any questions to me at (202) 551-3619. You may also contact me via
facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP
code: 20549-3628.

                                                 Sincerely,

                                                 /s/ Daniel F. Duchovny
                                                 Daniel F. Duchovny
                                                 Special Counsel
                                                 Office of Mergers and Acquisitions